SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

DDR Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,721,192
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,721,192
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,721,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 369,149,302 shares reported to be outstanding as of February 15, 2018 by the Issuer on its Form 10-K filed on February 26, 2018.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,255,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,255,505
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,255,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 369,149,302 shares reported to be outstanding as of February 15, 2018 by the Issuer on its Form 10-K filed on February 26, 2018.

CUSIP No. 251591103	SCHEDULE 13D/A

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on April 4, 2012, Amendment No. 8 filed on October 5, 2012, Amendment No. 9 filed on November 21, 2012, Amendment No. 10 filed on June 20, 2013, Amendment No. 11 filed on August 12, 2014, Amendment No. 12 filed on March 5, 2015, Amendment No. 13 filed on May 12, 2015 and Amendment No. 14 filed on June 6, 2017. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 15. Capitalized terms used and not defined in this Amendment No. 15 have the meanings set forth in the Original Filing, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Alexander Otto and Katharina Otto-Bernstein may be deemed to beneficially own, in the aggregate, 65,976,697 Common Shares, representing 17.9% of the Issuer’s outstanding Common Shares (based on 369,149,302 Common Shares reported to be outstanding as of February 15, 2018 by the Issuer on its Form 10-K filed on February 26, 2018.).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 49,721,192 Common Shares, and Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 16,255,505 Common Shares.

(c) Other than as set forth below, the Reporting Persons have not effected any transactions in the Common Shares in the last sixty days.

Alexander Otto effected the following transactions in the Common Shares in the past 60 days:

Date	Transaction	Amount	Price
2/21/18	Purchase	509,373	$7.4863 (1)
2/22/18	Purchase	736,569	$7.6415 (2)
2/23/18	Purchase	594,000	$7.6705 (3)
2/26/18	Purchase	757,558	$7.9227 (4)

(1)	The price reflected is a weighted average price. The range of prices for such transaction is $7.40 to $7.56.
(2)	The price reflected is a weighted average price. The range of prices for such transaction is $7.40 to $7.77.
(3)	The price reflected is a weighted average price. The range of prices for such transaction is $7.47 to $7.77.
(4)	The price reflected is a weighted average price. The range of prices for such transaction is $7.72 to $8.05.

In addition, on February 15, 2018, the Issuer granted Alexander Otto 1,690 fully-vested Common Shares at no cost to him in accordance with the Issuer’s director compensation program. Also, on January 5, 2018, Alexander Otto acquired 660,189 Common Shares through the Issuer’s dividend reinvestment plan.

CUSIP No. 251591103	SCHEDULE 13D/A

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 2	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009

CUSIP No. 251591103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2018

ALEXANDER OTTO

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

KATHARINA OTTO-BERNSTEIN

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Katharina Otto-Bernstein

CUSIP No. 251591103	SCHEDULE 13D/A

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

Exhibit 2	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009